Exhibit 21.1

SUBSIDIARIES OF WIRELESS TELECOM GROUP, INC.

ENTITY NAME	COUNTRY OR STATE OF INCORPORATION/FORMATION

Boonton Electronics Corp.	New Jersey
Microlab/FXR	New Jersey
WTG Foreign Sales Corp.	New Jersey
NC Mahwah, Inc.	New Jersey